[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

November 2, 2007

VIA EDGAR AND COURIER

Mr. Jay Williamson

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Heckmann Corporation

Amendment No. 4 to Registration Statement on Form S-1

Filed October 26, 2007

File No. 333-144056

Dear Mr. Williamson:

On behalf of Heckmann Corporation, in connection with the proposed initial public offering of Heckmann Corporation’s units, common stock and warrants, we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “SEC”), Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-144056) (the “Registration Statement”), including exhibits, for filing under the Securities Act of 1933, as amended (the “Securities Act”), which we have marked to show changes from Heckmann Corporation’s Amendment No. 4 to the Registration Statement, as filed on October 26, 2007.

The changes reflected in Amendment No. 5 to the Registration Statement include those made in response to the comment of the Staff of the SEC set forth in the Staff’s comment letter dated November 1, 2007, as well as other updates.

Set forth below is Heckmann Corporation’s response to the comment raised in the Staff’s letter. For your convenience, we have repeated the Staff’s comment followed by our response. For the convenience of the Staff, we have also sent to you paper copies of this letter and copies of Amendment No. 5. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Registration Statement, as amended.

Mr. Jay Williamson

November 2, 2007

References throughout this letter to “we” and “our” are to Heckmann Corporation.

Risk Factors, page 21

1.	Given management’s substantial interests in having a deal approved, and the potential adverse impact associated with your liquidation, please add a separate risk factor addressing management’s ability to purchase shares in the market to influence the shareholder vote and/or decrease the number of conversions. Also, address the impact these purchases would have on your Form S-1 deal provisions, including whether such purchases would enable you to consummate a deal that otherwise would not have been approved but for management’s purchase. In issuing this comment we acknowledge the revisions made in prior comment four, but nevertheless believe additional risk factor disclosure is warranted.

We have revised the disclosure as requested. Please see page 31.

Please contact me at (213) 687-5234 should you require further information.

Very truly yours,

/s/ Gregg A. Noel

Gregg A. Noel

cc:	Securities and Exchange Commission

John Reynolds

Blaise Rhodes

cc:	Simpson Thacher & Bartlett LLP

William H. Hinman, Jr.

Louis P.A. Lehot